Exhibit 99.3

February 15, 2016

To whom it may concern:

Company name: UBIC, Inc.

Representative: Masahiro Morimoto,

Chief Executive Officer and President

(Stock Code: 2158, Tokyo Stock Exchange)

(Ticker Symbol: UBIC, NASDAQ)

Contact: Masami Yaguchi,

Chief Financial Officer and

Chief Administrative Officer

Telephone: +81-3-5463-6344

Revision of Forecasts

UBIC, Inc. announces a revision of the forecasts for its results of operations announced on November 13, 2015, based on recent operating results.

Revision of forecasts

Revision of the consolidated forecasts for the year ending March 31, 2016 (April 1, 2015 through March 31, 2016)

	Net sales (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income attributable to owners of the parent (million yen)	Net income per share (yen)
Previously announced forecasts (A)	10,300	600	500	30	0.85
Revised forecasts (B)	10,500	240	230	(50)	(0.14)
Differences (B) - (A)	200	(360)	(270)	(80)
Changes (%)	1.9	(60.0)	(54.0)
(Reference) Results for the year ended March 31, 2015	6,274	266	434	260	7.45

Reasons for the revision

It is expected that net sales will increase compared to the previous forecast as the performance of the

U.S. company Evolve Discovery (EvD, Inc.), acquired in July 2015, exceeded our initial forecast.

It is expected that operating income and ordinary income will decrease compared to the previous forecast as we anticipate that costs associated with organizational restructuring and investment in new businesses mainly in the U.S. will exceed our initial forecast. These costs represent temporary expenses arising from optimization of our organization beginning early in the next fiscal year to achieve profitability throughout our U.S. subsidiary group following the acquisition of EvD, Inc. and from various measures such as integration of data centers being implemented ahead of schedule in this period. Costs will also be incurred from the acceleration of additional investment in new businesses to allow for continuous business growth.

Further, we expect net income attributable to owners of the parent to fall below the previous forecast due to the significant impact from the above decrease in profit.

We maintain our previous non-consolidated forecasts.

(Note) These forecasts are based on information available at the time of preparing this news release and contain uncertain factors. Please be advised that actual results may differ from these forecasts due to various factors including but not limited to an impact from currency exchange rate.